SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2005

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: February 17, 2005

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

          LANOPTICS ANNOUNCES 2004 FOURTH QUARTER AND YEAR END RESULTS

     YOKNEAM, ISRAEL, February 17, 2005 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter and year ended December 31, 2004.

     For the three months ended December 31, 2004, LanOptics reported revenues of US$ 1,721,000 versus US$ 559,000 in the fourth quarter of 2003. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,224,000, versus US$ 2,243,000 in the fourth quarter of 2003. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the fourth quarter was US$ 2,378,000, a loss of US$ 0.24 per share, compared to net loss of US$ 2,411,000, or US$ 0.28 per share, for the same period last year.

     For the twelve months ended December 31, 2004, LanOptics reported revenues of US$ 4,746,000, compared with US$ 1,756,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the twelve months amounted to US$ 8,416,000, versus US$ 9,986,000 in the same period last year. Net loss for the twelve months was US$ 9,154,000, or US$ 0.98 per share, compared to the year-earlier loss of US$ 10,404,000, or US$ 1.23 per share.

     "During 2004, we made a great leap forward and according to independent market analysts EZchip is the clear leader in the 10-Gigabit Network Processor market with a majority market share," said Dr. Meir Burstin, Chairman of the Board. "We currently have 44 customers in total with eleven NP-1c based products in production. Most of these products are in early production stages and we wait for deployment and volume ramp-up, which we hope, will contribute to our 2005 revenues. Several of these products have already reached volume production and, as a result, revenues increased 160% to $4.7 million in 2004, up from $1.8 million in 2003. Our future revenue growth will continue to depend on market acceptance of our customers' products and on the pace of recovery in the telecommunications and related markets. In 2004, we announced the development of EZchip's NP-2, a powerful 10-Gigabit Network Processor combined with a Traffic Manager on the same chip. Whereas our current chip NP-1c is targeted mainly at service cards in communication applications, the NP-2 will address line card and pizza box applications, offering a ten-fold increase in EZchip's market opportunity. We expect NP-2 to tape out during the first quarter of 2005 and to sample in the second quarter. The NP-2 has been favorably accepted and we are generating a growing number of design wins that relate to it. We expect to see volume production of the NP-2 in 2006."

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


     As previously announced, effective the first quarter of 2004, LanOptics' financial statements are being prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Since its inception, LanOptics' consolidated financial statements had been prepared in U.S. dollars in accordance with generally accepted accounting principles in Israel (Israeli
GAAP), which differ in certain material respects from U.S. GAAP. As previously disclosed by LanOptics in its financial statements and quarterly earnings releases, the principal consequence of the change from Israeli GAAP to U.S. GAAP relates to the accounting for Preferred Shares of LanOptics' EZchip Technologies subsidiary. Under Israeli GAAP, a subsidiary's losses are attributed to the different classes of the subsidiary's shares according to the ownership level, which is determined by liquidation preference. Under U.S. GAAP, the issuance of a subsidiary's Preferred Shares to a third party is accounted for as a separate component of minority interest, "Preferred Shares of Subsidiary," that does not participate in the losses of the subsidiary. As a result, under U.S. GAAP the reported net loss reflects all of the losses of our EZchip Technologies subsidiary, in which we hold 53.4%, without any minority participation. The cumulative effect of this change results in a deficiency in the consolidated shareholders' equity.

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for the metro, carrier-edge and core-enterprise.

     For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com



     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


                                 LanOptics Ltd.

                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                Three Months Ended        Twelve Months Ended
                                                   December 31,               December 31,
                                               2004          2003          2004          2003
                                            ----------    ----------    ----------    ----------
Revenues                                         1,721           559         4,746         1,756
Cost of Revenues                                   734           191         1,890           624
Amortization of Developed Technology                60            60           240           239
                                            ----------    ----------    ----------    ----------
Gross Profit                                       927           308         2,616           893

Research & Development                           2,089         1,700         7,267         7,219
Selling, General & Administration                1,062           851         3,765         3,660
                                            ----------    ----------    ----------    ----------
Operating Loss                                  (2,224)       (2,243)       (8,416)       (9,986)

Financial Expenses, net                           (154)         (168)         (738)         (418)
                                            ----------    ----------    ----------    ----------
Net Loss                                        (2,378)       (2,411)       (9,154)      (10,404)
                                            ==========    ==========    ==========    ==========

Net Loss per Share                               (0.24)        (0.28)        (0.98)        (1.23)

Weighted Average Number of Shares Used in
Computing Net Losses per Share               9,709,118     8,627,735     9,365,181     8,484,120
                                            ----------    ----------    ----------    ----------



                                    - more -

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                 DECEMBER 31,  DECEMBER 31,
                                                   -------      -------
                                                    2004         2003
                                                   -------      -------
                                                 (Unaudited)   (Audited)
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities      25,651       19,562
Trade Receivable                                       781          438
Other Receivables                                      672          353
Inventories                                          1,278          404
                                                   -------      -------
Total Current Assets                                28,382       20,757

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net          476          522
Severance Pay Fund                                   1,489        1,249
                                                   -------      -------
Total Long-Term Investments                          1,965        1,771

PROPERTY & EQUIPMENT, NET                              384          564

OTHER ASSETS, NET:
Technology, Net                                        634          873
                                                   -------      -------

TOTAL ASSETS                                        31,365       23,965
                                                   =======      =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                         856          202
Other Payables and Accrued Expenses                  2,478        2,565
                                                   -------      -------
Total Current Liabilities                            3,334        2,767

LONG TERM LIABILITIES:
Accrued Severance Pay                                1,985        1,536
Long-Term Debt                                          --        1,383
                                                   -------      -------
Total Long-Term Liabilities                          1,985        2,919

WARRANTS ISSUED BY A SUBSIDIARY                        147          176

PREFERRED SHARES IN A SUBSIDIARY                    35,790       32,423

SHAREHOLDERS' DEFICIENCY:
Share Capital                                           70           64
Additional Paid-in Capital                          53,193       39,516
Accumulated Other Comprehensive Income (loss)          (84)          16
Accumulated Deficit                                (63,070)     (53,916)
                                                   -------      -------
Total Shareholders' Deficiency                      (9,891)     (14,320)
                                                   -------      -------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY      31,365       23,965
                                                   =======      =======


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